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                          May 19, 2023

       James Martin
       Co-Chief Executive Officer
       Cocrystal Pharma, Inc.
       19805 N. Creek Parkway
       Bothell, WA 98011

                                                        Re: Cocrystal Pharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2023
                                                            File No. 333-271883

       Dear James Martin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael Harris